Exhibit 99.1

Financial Statements

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2023 and December 31, 2022

(Stated in U.S. Dollars)

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash	$340,306	$1,882,545
Restricted cash	130,335	3,130,335
Accounts receivable	66,396	174,426
Inventories	-	27,722
Marketable securities, at fair value	-	102,481
Amounts due from related parties	95,768	129,677
Due from brokers	93,792	652
Loan receivable from a related party	422,800	875,956
Other receivables and prepayments	748,594	744,008
Total current assets	1,897,991	7,067,802
Property and equipment, net	2,190,146	2,825,059
Operating lease right-of-use assets	311,639	347,000
Long-term investments	9,744,958	9,744,958
Intangible assets, net	166,566	752,705
Long-term deposits	100,741	129,847
Total Assets	$14,412,041	$20,867,371

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$84,405	$12,693
Accounts payable and accrued expenses	1,044,028	6,166,807
Operating lease liabilities, current	305,055	310,548
Bank loan	-	3,000,000
Convertible notes	-	3,013,234
Total current liabilities	1,433,488	12,503,282
Operating lease liabilities, non-current	199,076	30,784
Loan due to a related party	-	500,000
Total Liabilities	$1,632,564	$13,034,066

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 2,937,921 shares issued and outstanding as of June 30, 2023; $10.00 par value, 6,000,000 shares authorized, 1,326,953 shares issued and outstanding as of December 31, 2022(1))	$31	$13,269,528
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of June 30, 2023; $10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022(1))	22	22,437,754
Additional paid-in capital	92,641,521	45,308,080
Accumulated other comprehensive income	26,322	33,807
Accumulated deficit	(70,824,179)	(65,337,075)
Total equity attributable to the shareholders of Aptorum Group Limited	21,843,717	15,712,094
Non-controlling interests	(9,064,240)	(7,878,789)
Total equity	12,779,477	7,833,305
Total Liabilities and Equity	$14,412,041	$20,867,371

See accompanying notes to the condensed consolidated financial statements.

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED's 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2023 and 2022

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$431,378	$527,462
Operating expenses
Costs of healthcare services	(426,063)	(529,991)
Research and development expenses	(3,212,366)	(4,509,303)
General and administrative fees	(1,263,019)	(2,400,418)
Legal and professional fees	(1,738,566)	(1,356,164)
Other operating expenses	(330,212)	(183,104)
Total operating expenses	(6,970,226)	(8,978,980)

Other (expenses) income
Loss on investments in marketable securities, net	(9,266)	(82,710)
Gain on non-marketable investment, net	-	5,588,078
Interest (expense) income, net	(93,478)	149,734
Sundry income	36,803	66,628
Total other (expenses) income, net	(65,941)	5,721,730

Net loss	$(6,604,789)	$(2,729,788)
Less: net loss attributable to non-controlling interests	(1,117,685)	(844,536)

Net loss attributable to Aptorum Group Limited	$(5,487,104)	$(1,885,252)

Net loss per share(1) – basic and diluted	$(1.43)	$(0.53)
Weighted-average shares outstanding(1) – basic and diluted	3,849,621	3,568,265

Net loss	$(6,604,789)	$(2,729,788)
Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(7,485)	31,346
Other comprehensive (loss) income	(7,485)	31,346
Comprehensive loss	(6,612,274)	(2,698,442)
Less: comprehensive loss attributable to non-controlling interests	(1,117,685)	(844,536)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(5,494,589)	(1,853,906)

See accompanying notes to the condensed consolidated financial statements.

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED's 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2023 and 2022

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interests	Total
	Shares(1)	Amount	Shares(1)	Amount	Amount	Amount	Amount	Amount	Amount
Balance, January 1, 2023	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	-	(13,269,514)	-	(22,437,732)	35,707,246	-	-	-	-
Issuance of shares to non-controlling interest	-	-	-	-	67,766	-	-	(67,766)	-
Net loss	-	-	-	-	-	(5,487,104)	-	(1,117,685)	(6,604,789)
Share-based compensation	-	-	-	-	711,918	-	-	-	711,918
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	-	-	3,078,195	-	-	-	3,078,196
Issuance of shares for share-based compensation	65,770	1	-	-	176,263	-	-	-	176,264
Issuance of shares	215,959	2	-	-	1,575,560	-	-	-	1,575,562
Exercise of share options	791	-	-	-	16,506	-	-	-	16,506
Exercise of convertible notes	1,250,000	13	-	-	5,999,987	-	-	-	6,000,000
Rounding up for reverse stock split	8,018	-	-	-	-	-	-	-	-
Exchange difference on translation of foreign operations	-	-	-	-	-	-	(7,485)	-	(7,485)
Balance, June 30, 2023 (Unaudited)	2,937,921	$31	2,243,776	$22	$92,641,521	$(70,824,179)	$26,322	$(9,064,240)	$12,779,477

Balance, January 1, 2022	1,320,241	$13,202,408	2,243,776	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	-	-	-	-	52,024	-	-	(52,024)	-
Net loss	-	-	-	-	-	(1,885,252)	-	(844,536)	(2,729,788)
Share-based compensation	-	-	-	-	683,330	-	-	-	683,330
Exercise of share options	6,310	63,095	-	-	94,871	-	-	-	157,966
Exchange difference on translation of foreign operations	-	-	-	-	-	-	31,346	-	31,346
Balance, June 30, 2022 (Unaudited)	1,326,551	$13,265,503	2,243,776	$22,437,754	$44,336,942	$(57,422,767)	$29,327	$(6,997,783)	$15,648,976

See accompanying notes to the condensed consolidated financial statements.

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED's 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and 2022

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(6,604,789)	$(2,729,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	670,648	582,706
Share-based compensation	711,918	683,330
Issuance of shares for share-based compensation	176,264	-
Loss on investments in marketable securities, net	9,266	82,710
Gain on non-marketable investment, net	-	(5,588,078)
Gain on disposal of fixed assets	(11,720)	-
Impairment loss on long-lived assets and inventories	767,505	-
Operating lease cost	190,040	183,179
Interest income	(57,468)	(151,839)
Interest expense	58,288	1,000
Accretion of finance lease liabilities	-	1,105
Reversal of deferred cash bonus	(1,646,228)	-
Changes in operating assets and liabilities:
Accounts receivable	108,030	6,908
Inventories	10,598	6,071
Other receivables and prepayments	27,663	(403,614)
Long-term deposits	29,106	21,872
Due from brokers	(93,140)	50
Amounts due from related parties	48,403	(97,703)
Amounts due to related parties	191	(12,343)
Accounts payable and accrued expenses	(405,603)	690,988
Operating lease liabilities	(182,060)	(189,844)
Net cash used in operating activities	(6,193,088)	(6,913,290)

Cash flows from investing activities
Loan to related parties	(92,459)	(103,789)
Loan repayment from a related party	545,615	2,965,803
Purchases of property and equipment	(2,975)	(150,554)
Proceeds from sale of marketable securities	93,215	-
Proceeds from disposal of fixed assets	15,385	-
Net cash provided by investing activities	558,781	2,711,460

Cash flows from financing activities
Loan from banks	-	3,000,000
Repayment of bank loan	(3,000,000)	-
Exercise of options and warrants	16,506	157,963
Payment of finance lease obligations	-	(26,922)
Proceeds from issuance of subsidiaries’ shares	-	5,360
Loan from a related party	2,500,000	-
Proceeds from issuance of Class A Ordinary Shares, net	1,575,562	-
Net cash provided by financing activities	1,092,068	3,136,401

Net decrease in cash and restricted cash	(4,542,239)	(1,065,429)
Cash and restricted cash- Beginning of period	5,012,880	8,261,487
Cash and restricted cash - End of period	$470,641	$7,196,058
Supplemental disclosures of cash flow information
Interest paid	$94,108	$-
Income taxes paid	$-	$-
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$338,525	$-
Convertible notes converted to Class A Ordinary Shares	$6,000,000	$-
Settlement of deferred cash bonus by issuance of share options	$3,078,196	-
Reconciliation of cash and restricted cash
Cash	$340,306	$4,065,788
Restricted cash	130,335	3,130,270
Total cash and restricted cash shown on the condensed consolidated statements of cash flows	$470,641	$7,196,058

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

1. ORGANIZATION

The condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries and variable interest entities (“VIEs”) of which the Company is the primary beneficiary (collectively the “Group”).

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

2. LIQUIDITY

The Group reported a net loss of $6,604,789 and net operating cash outflow of $6,193,088 for the six months ended June 30, 2023. In addition, the Group had an accumulated deficit of $70,824,179 as of June 30, 2023. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, line of credit facility from related parties, bank loan, public offerings and convertible bonds. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $2.3 million of unrestricted cash or cash equivalents, and approximately $12 million of undrawn line of credit facility from a related party. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. The Group may, however, need additional capital in the future to fund its continued operations. If the Group determine that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The condensed consolidated financial statements include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The Group do not consolidate a VIE in which the Company has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has determined that the Company is not the primary beneficiary of one of the VIE (see Note 13, Variable Interest Entity). The Company evaluates its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include fair value of long-term investments, fair value measurement for share options, impairment of long-lived assets and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group either uses quoted prices for identical assets in active markets, inputs that are based upon quoted prices for similar instruments in active markets, or quoted prices for identical assets in markets with insufficient volume or infrequent transaction (less active markets).

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (loss), net in the condensed consolidated statement of operations.

Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using the weighted average method.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. During the six months ended June 30, 2023 and 2022, the impairment losses were $17,124 and $nil respectively.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Revenue recognition

Revenues are derived from healthcare services rendered to patients for healthcare consultation and medical treatment. Revenue is reported at the amount that reflects the consideration to which the Group expects to be entitled in exchange for providing healthcare services.

The Group recognizes revenue as its performance obligations are completed. Healthcare services are treated as a single performance obligation satisfied at a point in time because the performance obligations are generally satisfied over a period of less than one day.

The Group determines the transaction price based on established billing rates.  The Group considers the patient's ability and intent to pay the amount of consideration upon admission.  Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the condensed consolidated statements of operations. During the six months ended June 30, 2023 and 2022, the bad debt expenses were $nil and $71 respectively.

Recently adopted accounting pronouncements

The FASB has recently issued various updates, most of which represented technical corrections to the accounting literature or application to specific industries. Management does not expect the adoption has material effect on the Group’s condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

4. REVENUE

For the six months ended June 30, 2023 and 2022, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2023 and December 31, 2022:

June 30, 2023 (unaudited)	Level 1	Level 2	Level 3	Total
Non-current Assets
Long-term investments
Common stocks	$-	$-	$77,200	$77,200
Total assets at fair value	$-	$-	$77,200	$77,200

December 31, 2022	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$10,202	$92,279	$-	$102,481
Non current Assets
Long-term investments
Common stocks	-	-	77,200	77,200
Total assets at fair value	$10,202	$92,279	$77,200	$179,681

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis for the six months ended June 30, 2023 and 2022:

Common Stocks
Balance at January 1, 2023	$77,200
Change in unrealized appreciation	-
Balance at June 30, 2023 (Unaudited)	$77,200
Net change in unrealized appreciation relating to investments still held at June 30, 2023	-

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Common Stocks
Balance at January 1, 2022	$77,200
Change in unrealized depreciation	-
Balance at June 30, 2022 (Unaudited)	$77,200
Net change in unrealized depreciation relating to investments still held at June 30, 2022	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of June 30, 2023 and December 31, 2022, which utilized significant unobservable internally-developed inputs:

June 30, 2023 (Unaudited)	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

December 31, 2022	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (loss), net in the condensed consolidated statements of operations.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (loss), net, and included as adjustments to the carrying value of non-marketable investments held as of June 30, 2023 and 2022 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Upward adjustments	$-	$6,108,899
Downward adjustments and impairment	-	(520,821)
Gain on investment in non-marketable security, net	$-	$5,588,078

During the six months ended June 30, 2023 and 2022, the Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measures at fair value on a non-recurring basis.

The following table summarizes the total carrying value of the non-marketable investments held as of June 30, 2023 and December 31, 2022 including cumulative unrealized upward or downward adjustments and impairment made to the initial cost basis of the investments:

	June 30, 2023	December 31, 2022
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	6,108,872	6,108,872
Downward adjustments and impairment	(520,821)	(520,821)
Total carrying value at the end of the period	$9,667,758	$9,667,758

The Group did not transfer any non-marketable investments into marketable securities during the six months ended June 30, 2023 and 2022.

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of June 30, 2023 and December 31, 2022 consisted of:

	June 30, 2023	December 31, 2022
	(Unaudited)
Prepaid research and development expenses	$240,103	$305,178
Prepaid insurance	207,643	47,833
Prepaid service fee	153,752	148,346
Rental deposits	111,985	16,296
Prepaid rental expenses	7,572	-
Other receivables	10,636	204,752
Others	16,903	21,603
	$748,594	$744,008

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2023 and December 31, 2022 consisted of:

	June 30, 2023	December 31, 2022
	(Unaudited)
Computer equipment	$69,291	$84,636
Furniture, fixture, and office and medical equipment	32,435	298,738
Leasehold improvements	108,187	543,975
Laboratory equipment	6,231,742	6,229,072
Motor vehicle under finance leases	239,093	239,093
	6,680,748	7,395,514
Less: accumulated depreciation	4,490,602	4,570,455
Property and equipment, net	$2,190,146	$2,825,059

Depreciation expenses for property and equipment amounted to $605,847 and $528,634 for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2023, an impairment loss relating to the office and medical equipment, and computer equipment related to the Hong Kong healthcare services amounted to $28,128, was recorded in other operating expenses, as the Group considered that the carrying amount of these property, plant and equipment may not be recoverable. During the six months ended June 30, 2023, gain on disposal of fixed assets of $11,720 was recorded in other operating expenses. During the six months ended June 30, 2022, no impairment loss or gain or loss from disposal was recorded.

8. INTANGIBLE ASSETS, NET

Amortization expenses for intangible assets amounted to $64,801 and $54,072 for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2023, an impairment loss amounted to $519,496 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to various patented licenses for non-lead projects may not be recoverable. Two of the license agreements were terminated in July 2023. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $1,841 was recorded in other operating expenses, as the Group considered that the carrying amount of these intangible assets may not be recoverable. During the six months ended June 30, 2022, no impairment loss or gain or loss from disposal was recorded.

9. LONG-TERM DEPOSITS

Long-term deposits as of June 30, 2023 and December 31, 2022 consisted of:

	June 30, 2023	December 31, 2022
	(Unaudited)
Rental deposits	$100,741	$127,303
Prepayments for equipment	-	2,544
	$100,741	$129,847

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2023 and December 31, 2022 consisted of:

	June 30, 2023	December 31, 2022
	(Unaudited)
Deferred bonus and salaries payable	$456,177	$5,084,969
Research and development expenses payable	426,248	563,913
Professional fees payable	58,109	226,407
Cost of healthcare services payable	92,215	138,316
Insurance expenses payable	-	33,367
Others	11,279	119,835
	$1,044,028	$6,166,807

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled its obligations for deferred cash bonus payables of $3.1 million by granting 403,820 share options with 6 months vesting period (see Note 17). The settlement of obligations of $3.1 million deferred cash bonus payables was deemed as capital contribution from related parties and was credited to additional paid-in capital.

On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled its obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares (see Note 15). The reversal of deferred bonus payables for $1.0 million and $0.6 million was credited to research and development expenses and general and administrative fees, respectively.

11. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the six months ended June 30, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the six months ended June 30, 2023 and 2022. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the six months ended June 30, 2023 and 2022. Therefore, no Singapore profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the six months ended June 30, 2023 and 2022. Therefore, no United States profit tax has been provided for in the periods presented.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the six months ended June 30, 2023 and 2022. Therefore, no Canada profit tax has been provided for in the periods presented.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the six months ended June 30, 2023 and 2022. Therefore, no Ireland profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of June 30, 2023, it is more likely than not the deferred tax assets will not be realized.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, a Non-executive Director of the Group since June 1, 2022. Before June 1, 2022, he was the Chief Executive Officer and Executive Director of the Group;

(b)	Darren Lui, the Chief Executive Officer and Executive Director since June 1, 2022. Before June 1, 2022, he was the President and Executive Director of the Group;

(c)	Clark Cheng, an Executive Director of the Group;

(d)	CGY Investment Limited, an entity jointly controlled by Darren Lui;

(e)	ACC Medical Limited, an entity controlled by Clark Cheng;

(f)	Aeneas Group Limited, an entity controlled by Ian Huen;

(g)	Aenco Technology Limited, an entity being 34.56% effectively owned by Ian Huen;

(h)	Aeneas Management Limited, an entity controlled by Ian Huen;

(i)	Talem Medical Group Limited, an entity which Clark Cheng is a director;

(j)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(k)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of Aptorum Therapeutics Limited (“ATL”). Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 13)

(l)	Libra Therapeutics Limited, a wholly owned subsidiary of Libra Sciences Limited; and

(m)	Libra Sciences (UK) Limited, a wholly owned subsidiary of Libra Sciences Limited.

Amounts due from related parties

Amounts due from related parties consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Current	(Unaudited)
Libra Sciences Limited (Note b)	$511,250	$378,036
Libra Therapeutics Limited	1,411	17,459
Libra Sciences (UK) Limited	4,945	-
Aeneas Management Limited	962	-
Talem Medical Group Limited (Note b)	-	610,138
Total	$518,568	$1,005,633

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Amounts due to related parties

Amounts due to related parties consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Current	(Unaudited)
Aenco Technologies Limited	$-	$3,013,234
Aeneas Group Limited (Note a)	79,233	8,110
Clark Cheng	5,172	4,583
Total	$84,405	$3,025,927

Non-current
Aeneas Group Limited (Note a)	$-	$500,000

Related party transactions

Related party transactions consisted of the following for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Loan from a related party (Note a)
- Aeneas Group Limited	$2,500,000	$-

Settlement of loan from a related party through issuance of Convertible Note (Note 16)
- Aeneas Group Limited	$3,000,000	$-

Interest expenses (Note a)
- Aeneas Group Limited	$71,123	$-

Loan to a related party (Note b)
- Libra Sciences Limited	$92,459	$103,789

Repayment of loan and interest from a related party (Note b)
- Talem Medical Group Limited	$595,900	$2,965,803

Interest incomes (Note b)
- Talem Medical Group Limited	$4,518	$139,105
- Libra Sciences Limited	$8,963	$2,051

Consultant, management and administrative fees (Note c)
- CGY Investments Limited	$131,691	$114,461
- ACC Medical Limited	$138,768	$99,472

Administrative fees income (Note e)
- Libra Sciences Limited	$9,615	$19,231

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of this condensed consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b: On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, the Lender granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date is extended for 6 months to the first extended maturity date, and may further extendable for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. As of the date of this condensed consolidated financial statements, there is no outstanding balance from the Borrower following a repayment in February 2023.

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the date of this condensed consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited.

Note c: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. The agreement will remain in effect until 1 month’s notice in writing is given by either party. In August 2023, CGY Investment Limited has agreed to suspended its monthly services fee from August 1, 2023 until further notice.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the six month period ended June 30, 2023 and 2022, ACC Medical Limited also received $28,615 and $23,275 one-off compensation respectively. The agreement was terminated on June 30, 2023.

Note d: On February 25, 2022, Aptorum Medical Limited further issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest held by the Company from 92% to 91%. On February 25, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest held by the Company from 91% to 90%.

Note e: On January 1, 2022, Aptus Management Limited (“AML”), a wholly owned subsidiary of the Company, entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, AML will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. AML is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the original expiry date on December 31, 2023. AML and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

13. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited),   Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Company still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. The Company determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to a wholly owned subsidiary of the Company in exchange of certain projects licenses. Upon these share issuances, the Company, through a wholly owned subsidiary, was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

The Company has considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that The Company has the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, the Company does not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, the Company determined that it is the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets
June 30, 2023 (Unaudited)
Total	$34,443	$3,558	$30,885

	Assets	Liabilities	Net Liabilities
December 31, 2022
Total	$61,630	$86,306	$(22,676)

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
June 30, 2023 (Unaudited)
Total	$594,807	$-	$594,807	$594,807

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2022
Total	$472,695	$-	$472,695	$472,695

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

On January 1, 2022, the Group entered into an administrative management services agreement with Libra. According to the agreement, the Group will provide documentation and administrative services, including but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023. The Group and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation. The line of credit will mature on January 12, 2023, extendable for up to 3 years, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum. The Group and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by the Group. As of the date of this condensed consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

14. LEASE

As of June 30, 2023, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2024 through 2026 and a weighted average remaining lease term of 2.0 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Lease cost
Finance lease cost:
Depreciation	$-	$23,909
Interest on lease liabilities	-	1,105
Operating lease cost	190,040	183,179
Short-term lease cost	38,900	42,716
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$228,940	$250,909
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$182,060	$189,844
Financing cash flows from finance leases	-	26,922
Right-of-use assets obtained in exchange for new operating lease liabilities	338,525	-
Weighted-average remaining lease term – finance leases	-	0.4 years
Weighted-average remaining lease term – operating leases	2.0 years	1.6 years
Weighted-average discount rate – finance leases	-%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

During the six months ended June 30, 2023, an impairment loss of $200,916 on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to a lease of clinic may not be recoverable. During the six months ended June 30, 2022, the Group did not recognize any impairment losses on right-of-use assets.

The maturity analysis of operating leases liabilities as of June 30, 2023 is as follows:

June 30, 2023
(Unaudited)
Remaining periods ending December 31,
2023	$177,700
2024	187,286
2025	139,188
2026	33,977
Total future undiscounted cash flow	538,151
Less: Discount on operating lease liabilities	(34,020)
Present value of operating lease liabilities	504,131
Less: Current portion of operating lease liabilities	(305,055)
Non-current portion of operating lease liabilities	$199,076

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

15. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as its sales agent (the “Sales Agent”), relating to the sale of its Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of issuance of the consolidated financial statements, the Company has issued 215,959 Class A Ordinary Shares at average issuance price of $7.53 per share pursuant to the ATM Offering with gross proceeds of $1.6 million, less transaction costs of $50,183.

On January 23, 2023, the Company effectuate a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share. As a consequence of the reverse stock split, fractional shares were rounded up to the next whole share, resulting in the creation of an additional 8,018 Class A Ordinary Shares.

On February 21, 2023, the Company was merged with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company is the surviving company on the terms of the plan of merger. According to the plan of merger, the par value of its Class A and Class B Ordinary Shares are changed from USD 10 to USD 0.00001.

On March 31, 2023, the Group issued 70,430 Class A Ordinary Shares to a majority of the share option holders. This issuance served as an exchange for their share options and facilitated the reversal of deferred cash bonus payables owed to these holders (See Note 10).

On March 31, 2023, the Group also issued 65,770 fully vested shares with $2.68 per share market price to certain employees and external consultants.

For the six months ended June 30, 2023 and 2022, the Group issued 791 and 6,310, respectively, Class A Ordinary Shares to share option holders due to exercise of share options.

For the six months ended June 30, 2023, the Group issued 1,250,000 Class A Ordinary Shares to convertible note holders upon conversion.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

16. CONVERTIBLE NOTE

On December 9, 2022, the Group entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aencco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Group entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

17. SHARE BASED COMPENSATION

Share option plan

153,146 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023 and expire on December 31, 2033; 74,906 options vest on January 1, 2024 and expire on December 31, 2034; 1,866 options vest on June 8, 2022 and expire on June 7, 2033; and 1,493 options vest on July 14, 2022 and expire on July 13, 2033.

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled its obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options vests on October 1, 2023 and expires on September 30, 2033. On March 31, 2023, the Group entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled its obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. The Group accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

A summary of the option activity as of June 30, 2023 and 2022 and changes during the period is presented below:

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $

Outstanding, January 1, 2023	272,126	21.54	10.83	-

Granted	403,820	2.68
Exercised	(791)	20.90		-
Modified	(248,095)	21.74
Outstanding, June 30, 2023	427,060	3.59	10.28	8,076
Exercisable, June 30, 2023	16,337	21.98	10.14	-

Outstanding, January 1, 2022	127,371	31.91	11.01	-

Granted	153,133	13.40	12.30
Exercised	(6,310)	25.04		4,926
Forfeited	(939)	27.60
Cancelled	(433)	116.82
Outstanding, June 30, 2022	272,822	21.56	11.33	45,492
Exercisable, June 30, 2022	88,480	33.00	10.13	560

(1)	All share options number for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED's 1 for 10 reverse stock split, which was effective on January 23, 2023.

The weighted-average grant date fair value of share option grants during the six months ended June 30, 2023 and 2022 was $2.68 and $10.02, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2023	Granted in 2022
Expected volatility	170.10%	89.55%
Risk-free interest rate	3.48%	1.86%
Expected term from grant date (in years)	5.25	5.63-6.41
Dividend rate	-	-
Dilution factor	1	1
Fair value	$2.68	$0.97-$1.02

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $470,070 and $241,848 for the six months ended June 30, 2023 respectively, and $452,758 and $230,572 for the six months ended June 30, 2022 respectively.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

18. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(5,487,104)	$(1,885,252)
Denominator:
Basic and diluted weighted average shares outstanding(1)	3,849,621	3,568,265

Basic and diluted loss per share	$(1.43)	$(0.53)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED's 1 for 10 reverse stock split, which was effective on January 23, 2023.

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive. For the six months ended June 30, 2023 and 2022, the total number of share options and warrants excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 775,338 and 621,100, respectively.

19. CONTINGENT PAYMENT OBLIGATIONS

As of June 30, 2023, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group is required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2023 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$222,564
From entering phase 1 to before first commercial sale	20,336,410
First commercial sale	14,282,051
Net sales amount more than certain threshold in a year	65,769,231
Subtotal	100,610,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	203,756

Total	$100,814,012

For the six months ended June 30, 2023 and 2022, the Group incurred $50,000 and $nil milestone payments respectively. For the six months ended June 30, 2023 and 2022, the Group did not incur any royalties or research and development funding.

20. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements. Except for the events disclosed elsewhere in the condensed financial statements and the following events with material financial impact on the Group’s condensed consolidated financial statement, no other subsequent event is identified that would have required adjustment or disclosure in the condensed consolidated financial statements.

On September 11, 2023, the Company entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Company can make that payment in cash or in shares.